Mail Stop 4720

October 19, 2009

David L. Lopez, C.P.A., Esq.
Executive Vice President, General Counsel
Discovery Laboratories, Inc.
2600 Kelly Road, Suite 100
Warrington, Pennsylvania 18976

      Re: Discovery Laboratories, Inc
                Preliminary Proxy Statement on Form PRE14A
                Filed October 9, 2009
                File No. 000-26422

Dear Mr. Lopez:

     We have completed our review of your Preliminary Proxy Statement on Form PRE14A and have no further comments at this time.

                              Sincerely,

                              Jeffrey Riedler
                              Assistant Director